Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Second Quarter 2019 Unaudited Financial Results

(Beijing - August 7, 2019) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                  Net revenues were RMB18,769.0 million (US$2,734.0 million), an increase of 15.3% compared to the second quarter of 2018.

•                  Online game services net revenues were RMB11,433.4 million (US$1,665.5 million), an increase of 13.6% compared to the second quarter of 2018.

•                  E-commerce net revenues were RMB5,246.9 million (US$764.3 million), an increase of 20.2% compared to the second quarter of 2018.

•                  Advertising services net revenues were RMB581.6 million (US$84.7 million), a decrease of 8.3% compared to the second quarter of 2018.

•                  Innovative businesses and others net revenues were RMB1,507.2 million (US$219.5 million), an increase of 23.2% compared to the second quarter of 2018.

•                  Gross profit was RMB8,125.8 million (US$1,183.7 million), an increase of 12.2% compared to the second quarter of 2018.

•                  Total operating expenses were RMB4,639.6 million (US$675.8 million), a decrease of 5.5% compared to the second quarter of 2018.

•                  Net income attributable to the Company’s shareholders was RMB3,071.4 million (US$447.4 million). Non-GAAP net income attributable to the Company’s shareholders was RMB3,645.4 million (US$531.0 million).[1]

•                  Basic earnings per ADS were US$3.47; non-GAAP basic earnings per ADS were US$4.12.[1]

Second Quarter 2019 and Recent Operational Highlights

•                  Launched exciting titles in China including BuildTopia, Love is Justice, Sky and an updated version of Tom and Jerry.

•                  Strengthened global presence with NetEase’s games receiving international recognition:

•                  Knives Out remained popular in Japan and topped the iOS grossing chart several times in May and June.

•                  Identity V reached Japan’s top 3 iOS grossing chart for the first time in July.

•                  Introduced new popular titles in Japan and the U.S. including Life-After (previously known as Night Falls: Survival), Cyber Hunter and Super Mecha Champions.

•                  Launched a new video game studio in Montréal, with plans to hire local and international talent to further enhance NetEase’s research and development capabilities.

•                  Acquired a minority stake in Behaviour Interactive Inc., Canada’s largest independent game studio.

•                  Announced strategic collaborations with world-famous IP owners including Marvel Entertainment and The Pokémon Company.

•                  Advanced pipeline with upcoming titles including Fantasy Westward Journey 3D, Xuan Yuan Sword: Dragon Upon the Cloud, Pokémon Quest and Bloom & Blade.

•                  NetEase Cloud Music launched its community module known as “Cloud Village,” which influences the way users experience music.

“Our diverse portfolio of games and dedicated focus on our core business lines continued to lead our growth in the second quarter with net revenues and net income attributable to the Company’s shareholders increasing by 15% and 46% year-over-year, respectively,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “We launched several new games in China and abroad in the second quarter, further enriching our strong game portfolio that spans a variety of genres. Our global initiatives are well underway. In addition to Knives Out and Identity V, a number of our new games have gained user recognition in Japan, including Life-After and Cyber Hunter. We are pleased with the progress we have made to introduce our games to international audiences and fortify our relationships with other industry leaders in the video games and entertainment markets. We will continue exploring overseas market opportunities and growing our games business on a global scale.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We are executing well on our strategy to focus on our core business lines and improve operating efficiencies within each of our primary competencies. Best known for our content creation capabilities, we continue to emphasize product enhancement, offering new innovative content and better user experiences to our growing community of users. With the robust growth of our business in mind, our board of directors has approved a dividend of US$1.04 per ADS for the second quarter. We are delighted to be returning value to our investors as our business continues to boast healthy and growing profits,” Mr. Ding concluded.

Second Quarter 2019 Financial Results

Net Revenues

Net revenues for the second quarter of 2019 were RMB18,769.0 million (US$2,734.0 million), compared to RMB18,356.2 million and RMB16,283.9 million for the preceding quarter and the second quarter of 2018, respectively.

Net revenues from online game services were RMB11,433.4 million (US$1,665.5 million) for the second quarter of 2019, compared to RMB11,850.2 million and RMB10,060.8 million for the preceding quarter and the second quarter of 2018, respectively. Net revenues from mobile games accounted for approximately 72.2% of net revenues from online game services for the second quarter of 2019, compared to 72.1% and 74.7% for the preceding quarter and the second quarter of 2018, respectively.

Net revenues from e-commerce were RMB5,246.9 million (US$764.3 million) for the second quarter of 2019, compared to RMB4,789.3 million and RMB4,365.5 million for the preceding quarter and the second quarter of 2018, respectively.

Net revenues from advertising services were RMB581.6 million (US$84.7 million) for the second quarter of 2019, compared to RMB438.6 million and RMB634.1 million for the preceding quarter and the second quarter of 2018, respectively. The top performing advertising verticals in the second quarter of 2019 were real estate, automobile and internet services sectors.

Net revenues from innovative businesses and others were RMB1,507.2 million (US$219.5 million) for the second quarter of 2019, compared to RMB1,278.1 million and RMB1,223.5 million for the preceding quarter and the second quarter of 2018, respectively.

Gross Profit/(Loss)

Gross profit for the second quarter of 2019 was RMB8,125.8 million (US$1,183.7 million), compared to RMB8,091.0 million and RMB7,245.1 million for the preceding quarter and the second quarter of 2018, respectively.

The quarter-over-quarter decrease in online game services gross profit was primarily due to decreased net revenues from mobile games while certain cost of revenues was fixed. The year-over-year increase in online game services gross profit was primarily due to increased net revenues from mobile games such as Life-After, as well as certain PC-client games such as Justice and Fantasy Westward Journey Online.

The quarter-over-quarter and year-over-year increases in e-commerce gross profit were primarily due to the increased sales volume of Kaola and Yanxuan, as well as continuously improved procurement and operation processes.

The quarter-over-quarter increase in advertising services gross profit was primarily due to seasonality. The year-over-year decrease in advertising services gross profit was primarily due to decreased revenue contribution based on the evolving competitive macro-environment, and increased expenses related to staff and content purchases.

The quarter-over-quarter and year-over-year increases in innovative businesses and others gross profit were primarily due to increased net revenues from NetEase Cloud Music, NetEase CC and Youdao Online Education, as well as better cost controls.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the second quarter of 2019 was 63.1%, compared to 63.7% and 64.3% for the preceding quarter and the second quarter of 2018, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were mainly due to higher royalty fees and revenue sharing costs recognized for certain mobile games.

Gross profit margin for e-commerce for the second quarter of 2019 was 10.9%, compared to 10.2% and 10.1% for the preceding quarter and the second quarter of 2018, respectively. The quarter-over-quarter and year-over-year increases in gross profit margin were primarily due to increased sales volume of Kaola and Yanxuan, as well as continuously improved procurement and operation processes.

Gross profit margin for advertising services for the second quarter of 2019 was 55.5%, compared to 49.5% and 67.0% for the preceding quarter and the second quarter of 2018, respectively. The quarter-over-quarter increase in advertising services gross profit margin was primarily due to seasonality. The year-over-year decrease in advertising services gross profit margin was primarily due to decreased revenue contribution resulting from the evolving competitive macro-environment, and increased expenses related to staff and content purchases.

Gross profit margin for innovative businesses and others for the second quarter of 2019 was 1.4%, compared to gross loss margin of 13.1% and 7.3% for the preceding quarter and the second quarter of 2018, respectively. The quarter-over-quarter and year-over-year improvements in gross profit margin were primarily due to increased net revenues from NetEase Cloud Music, NetEase CC and Youdao Online Education, as well as better cost controls.

Operating Expenses

Total operating expenses for the second quarter of 2019 were RMB4,639.6 million (US$675.8 million), compared to RMB4,681.6 million and RMB4,911.5 million for the preceding quarter and the second quarter of 2018, respectively. The quarter-over-quarter decrease in operating expenses was mainly due to a slight decrease in staff-related costs, partially offset by increased marketing expenditures related to online game services. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenditures related to NetEase’s online game services and e-commerce businesses, partially offset by increased staff-related costs. Shipping and handling costs included in selling and marketing expenses for the second quarter of 2019 were RMB388.2 million (US$56.6 million), compared to RMB404.6 million and RMB386.6 million for the preceding quarter and the second quarter of 2018, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB685.2 million (US$99.8 million) for the second quarter of 2019, compared to RMB1,269.0 million and RMB420.5 million for the preceding quarter and the second quarter of 2018, respectively. The effective tax rate for the second quarter of 2019 was 18.0%, compared to 34.0% and 15.7% for the preceding quarter and the second quarter of 2018, respectively. The lower effective tax rate in the second quarter of 2019 compared to the preceding quarter was mainly due to reduced losses from certain subsidiaries as well as tax credits recognized for certain subsidiaries of the Company.

Net Income After Tax

Net income attributable to the Company’s shareholders for the second quarter of 2019 totaled RMB3,071.4 million (US$447.4 million), compared to RMB2,382.1 million and RMB2,106.5 million for the preceding quarter and the second quarter of 2018, respectively. Non-GAAP net income attributable to the Company’s shareholders for the second quarter of 2019 totaled RMB3,645.4 million (US$531.0 million), compared to RMB3,017.0 million and RMB2,724.9 million for the preceding quarter and the second quarter of 2018, respectively.

During the second quarter of 2019, the Company had a net foreign exchange gain of RMB24.0 million (US$3.5 million), compared to a net foreign exchange loss of RMB45.4 million and a net foreign exchange gain of RMB232.8 million for the preceding quarter and the second quarter of 2018, respectively. The changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods, as well as certain foreign currency transactions.

NetEase reported basic and diluted earnings per ADS of US$3.47 and US$3.44, respectively, for the second quarter of 2019. The Company reported basic and diluted earnings per ADS of US$2.71 and US$2.68, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$2.36 and US$2.35 for the second quarter of 2018. Non-GAAP basic and diluted earnings per ADS were US$4.12 and US$4.09, respectively, for the second quarter of 2019, compared to non-GAAP basic and diluted earnings per ADS of US$3.43 and US$3.40, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$3.05 and US$3.04, respectively, for the second quarter of 2018.

Quarterly Dividend

The board of directors has approved a dividend of US$1.04 per ADS for the second quarter of 2019, which is expected to be paid on August 30, 2019 to shareholders of record as of the close of business on August 23, 2019.

NetEase paid a dividend of US$0.69 per ADS for the first quarter of 2019 on June 7, 2019.

The Company’s board of directors has determined that, starting in the second quarter of 2019, quarterly dividends will be set at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2019, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB55,601.6 million (US$8,099.3 million), compared to RMB50,064.3 million as of December 31, 2018. Cash flow generated from operating activities was RMB4,465.8 million (US$650.5 million) for the second quarter of 2019, compared to RMB3,386.6 million and RMB1,957.9 million for the preceding quarter and the second quarter of 2018, respectively.

Share Repurchase Program

On November 14, 2018, the Company also announced that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018. As of June 30, 2019, no ADSs had been repurchased under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be affected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8650 on June 28, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 28, 2019, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective as of December 31, 2018, the Company renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment, there’s no change to the business mix included in this segment. The Company now reports four reporting segments: online game services, e-commerce, advertising services and innovative businesses and others, and retrospectively revised prior period segment information to conform to current period presentation.

Impact of the Recently Adopted Major Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard effective January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB861.5 million as total right-of-use assets as well as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019. The Company recognized RMB709.5 million and RMB746.3 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of June 30, 2019. Right-of-use assets are included in other long-term assets, and lease liabilities are included in accrual liabilities and other payables and other long-term payables, respectively based on payment terms on the consolidated balance sheet. Other than the foregoing, the Company does not expect the new standard to have a material impact on the net assets of the Company’s consolidated financial statements.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 7, 2019 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 8, 2019). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0324 and providing conference ID: 8799967, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 8799967#. The replay will be available through August 21, 2019. This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company based in China dedicated to providing premium online services centered around content, community, communication and commerce. NetEase develops and operates some of the most popular PC-client and mobile games in China and has been expanding rapidly into other international markets such as Japan and North America in more recent years. In addition to its self-developed game content, NetEase also operates some of the most popular international online games in China by partnering with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers. NetEase also operates Kaola and Yanxuan, two e-commerce platforms that cater to the rising middle-class consumer market in China as well as offering advertising, e-mail and other innovative services including music and online education. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market within China or globally, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk that the e-commerce market or the internet advertising market in China will not continue to grow and will remain subject to intense competition and the risk that investments by us in our e-commerce platforms and related services or in our advertising content and services may not increase the appeal of our websites, e-commerce platforms or mobile applications among users or result in increased e-commerce or advertising revenues; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,389,198	4,832,320	703,907
Time deposits	32,900,287	31,280,307	4,556,490
Restricted cash	4,817,340	4,311,451	628,034
Accounts receivable, net	4,288,500	4,494,715	654,729
Inventories,net	5,017,823	3,966,704	577,816
Prepayments and other current assets	4,627,797	4,718,971	687,397
Short-term investments	11,674,775	19,438,957	2,831,603
Total current assets	68,715,720	73,043,425	10,639,976

Non-current assets:
Property, equipment and software, net	5,378,560	5,477,572	797,898
Land use right, net	3,502,569	3,550,517	517,191
Deferred tax assets	1,064,295	812,129	118,300
Time deposits	100,000	50,000	7,283
Other long-term assets	8,206,784	9,866,660	1,437,241
Total non-current assets	18,252,208	19,756,878	2,877,913
Total assets	86,967,928	92,800,303	13,517,889

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,384,818	2,609,491	380,115
Salary and welfare payables	2,991,897	2,495,378	363,493
Taxes payable	2,272,023	2,375,743	346,066
Short-term loans	13,658,554	13,553,805	1,974,334
Deferred revenue	7,953,255	7,562,922	1,101,664
Accrued liabilities and other payables	5,848,463	5,335,315	777,176
Total current liabilities	35,109,010	33,932,654	4,942,848

Long-term payable:
Deferred tax liabilities	393,681	911,522	132,778
Other long-term payable	53,656	465,514	67,810
Total liabilities	35,556,347	35,309,690	5,143,436

Redeemable noncontrolling interests	5,385,736	5,823,281	848,257

Total NetEase, Inc.’s equity	45,231,636	50,951,338	7,421,899
Noncontrolling interests	794,209	715,994	104,297
Total shareholders’ equity	46,025,845	51,667,332	7,526,196

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	86,967,928	92,800,303	13,517,889

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)

Net revenues	16,283,885	18,356,157	18,768,999	2,734,013

Cost of revenues	(9,038,773)	(10,265,194)	(10,643,230)	(1,550,361)

Gross profit	7,245,112	8,090,963	8,125,769	1,183,652

Selling and marketing expenses	(2,273,243)	(1,695,392)	(1,767,316)	(257,439)
General and administrative expenses	(720,852)	(820,120)	(809,992)	(117,989)
Research and development expenses	(1,917,426)	(2,166,123)	(2,062,245)	(300,400)
Total operating expenses	(4,911,521)	(4,681,635)	(4,639,553)	(675,828)

Operating profit	2,333,591	3,409,328	3,486,216	507,824

Other income:
Investment (loss)/ income, net	(124,120)	155,795	24,383	3,552
Interest income, net	141,645	173,600	187,311	27,285
Exchange gains/ (losses), net	232,777	(45,394)	24,001	3,496
Other, net	99,682	38,904	81,135	11,819

Income before tax	2,683,575	3,732,233	3,803,046	553,976
Income tax	(420,525)	(1,268,959)	(685,178)	(99,807)

Net income after tax	2,263,050	2,463,274	3,117,868	454,169
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(125,698)	(68,783)	(73,048)	(10,641)
Net (income)/ loss attributable to noncontrolling interests	(30,836)	(12,373)	26,547	3,867
Net income attributable to the Company’s shareholders	2,106,516	2,382,118	3,071,367	447,395

Basic earnings per share	0.65	0.74	0.95	0.14
Basic earnings per ADS	16.20	18.57	23.84	3.47
Diluted earnings per share	0.65	0.74	0.95	0.14
Diluted earnings per ADS	16.13	18.43	23.64	3.44

Weighted average number of ordinary shares outstanding, basic	3,250,448	3,206,194	3,221,306	3,221,306
Weighted average number of ADS outstanding, basic	130,018	128,248	128,852	128,852
Weighted average number of ordinary shares outstanding, diluted	3,264,346	3,231,321	3,247,408	3,247,408
Weighted average number of ADS outstanding, diluted	130,574	129,253	129,896	129,896

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,263,050	2,463,274	3,117,868	454,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	470,813	587,342	642,417	93,579
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other intangible assets	73,982	(158,461)	(18,399)	(2,680)
Share-based compensation cost	618,684	635,198	574,808	83,730
(Reversal of)/ provision for allowance for doubtful debts	(40,924)	(18,319)	2,854	416
(Gains)/ losses on disposal of property, equipment and software	(252)	2,738	1,394	203
Unrealized exchange (gains)/ losses	(240,378)	46,028	(65,947)	(9,606)
Gains on disposal of long-term investments and subsidiaries	—	(11,978)	(156)	(23)
Deferred income taxes	231,502	303,547	466,459	67,947
Net equity share of losses/ (gains) from associated companies	47,749	17,483	(1,153)	(168)
Changes in operating assets and liabilities:
Accounts receivable	623,889	(773,799)	584,626	85,160
Inventories	(555,048)	740,191	310,928	45,292
Prepayments and other current assets	353,950	(867,742)	594,928	86,661
Accounts payable	(295,359)	560,129	(339,356)	(49,433)
Salary and welfare payables	129,164	(555,379)	58,822	8,568
Taxes payable	(931,744)	937,352	(833,772)	(121,453)
Deferred revenue	(736,072)	396,692	(787,025)	(114,643)
Accrued liabilities and other payables	(55,079)	(917,722)	156,468	22,792
Net cash provided by operating activities	1,957,927	3,386,574	4,465,764	650,511

Cash flows from investing activities:
Purchase of property, equipment and software	(774,913)	(422,648)	(297,271)	(43,302)
Proceeds from sale of property, equipment and software	1,127	3,820	1,917	279
Purchase of intangible assets, content and licensed copyrights	(380,942)	(851,560)	(298,301)	(43,452)
Purchase of land use right	(556,171)	—	—	—
Net change in short-term investments with terms of three months or less	1,954,370	(40,255)	1,503,083	218,949
Purchase of short-term investments with terms over three months	(6,399,000)	(4,890,000)	(9,110,000)	(1,327,021)
Proceeds from maturities of short-term investments with terms over three months	3,268,014	2,311,322	2,759,491	401,965
Placement/rollover of matured time deposits	(4,304,035)	(16,596,540)	(16,279,752)	(2,371,413)
Proceeds from maturities of time deposits	4,935,749	15,959,459	18,588,553	2,707,728
Investment in associated companies and other long-term investments	(1,482,713)	(392,016)	(227,229)	(33,100)
Proceeds from disposal of long-term investments and business	—	208,682	42,399	6,176
Net change in other assets	(131,661)	(31,529)	(52,790)	(7,688)
Net cash used in investing activities	(3,870,175)	(4,741,265)	(3,369,900)	(490,879)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans with terms over three months	—	15,000	297,875	43,390
Net changes in short-term loans with terms of three months or less	2,807,263	741,113	(1,144,121)	(166,660)
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net	433,872	68,611	215,913	31,451
(Cash paid)/ refund received for share repurchase	(3,341,505)	—	10,645	1,551
Dividends paid to shareholders	(191,583)	(413,589)	(613,117)	(89,311)
Net cash (used in)/ provided by financing activities	(291,953)	411,135	(1,232,805)	(179,579)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	77,883	(17,894)	35,624	5,189
Net decrease in cash, cash equivalents and restricted cash	(2,126,318)	(961,450)	(101,317)	(14,758)
Cash, cash equivalents and restricted cash, beginning of the period	9,489,363	10,206,538	9,245,088	1,346,699
Cash, cash equivalents and restricted cash, end of the period	7,363,045	9,245,088	9,143,771	1,331,941

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	535,944	537,825	564,357	82,208
Cash paid for interest expense	74,802	108,664	115,410	16,811
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	362,207	318,078	382,062	55,654

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	10,060,827	11,850,184	11,433,361	1,665,457
E-commerce	4,365,501	4,789,330	5,246,898	764,297
Advertising services	634,071	438,569	581,589	84,718
Innovative businesses and others	1,223,486	1,278,074	1,507,151	219,541
Total net revenues	16,283,885	18,356,157	18,768,999	2,734,013

Cost of revenues:
Online game services	(3,594,833)	(4,299,345)	(4,220,652)	(614,807)
E-commerce	(3,922,430)	(4,299,159)	(4,677,571)	(681,365)
Advertising services	(209,320)	(221,268)	(258,825)	(37,702)
Innovative businesses and others	(1,312,190)	(1,445,422)	(1,486,182)	(216,487)
Total cost of revenues	(9,038,773)	(10,265,194)	(10,643,230)	(1,550,361)

Gross profit/ (loss):
Online game services	6,465,994	7,550,839	7,212,709	1,050,650
E-commerce	443,071	490,171	569,327	82,932
Advertising services	424,751	217,301	322,764	47,016
Innovative businesses and others	(88,704)	(167,348)	20,969	3,054
Total gross profit	7,245,112	8,090,963	8,125,769	1,183,652

Gross profit/ (loss) margin:
Online game services	64.3%	63.7%	63.1%	63.1%
E-commerce	10.1%	10.2%	10.9%	10.9%
Advertising services	67.0%	49.5%	55.5%	55.5%
Innovative businesses and others	(7.3)%	(13.1)%	1.4%	1.4%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8650 on the last trading day of June (June 28, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	170,982	200,696	187,757	27,350
Operating expenses
- Selling and marketing expenses	29,288	28,852	22,572	3,288
- General and administrative expenses	197,550	203,725	191,240	27,857
- Research and development expenses	220,864	201,925	173,239	25,235

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,106,516	2,382,118	3,071,367	447,395
Add: Share-based compensation	618,367	634,837	574,009	83,614
Non-GAAP net income attributable to the Company’s shareholders	2,724,883	3,016,955	3,645,376	531,009

Non-GAAP basic earnings per share	0.84	0.94	1.13	0.16
Non-GAAP basic earnings per ADS	20.96	23.52	28.29	4.12
Non-GAAP diluted earnings per share	0.83	0.93	1.12	0.16
Non-GAAP diluted earnings per ADS	20.87	23.34	28.06	4.09

The accompanying notes are an integral part of this press release.